Exhibit 99.1

PRESS RELEASE

Atento Board Approves Dividend Policy

NEW YORK, September 25, 2017 – Atento S.A. (“Atento” or the “Company”) (NYSE: ATTO), the largest provider of customer relationship management and business process outsourcing solutions (CRM/BPO) in Latin America and among the top five providers worldwide, announces that at its meeting held on September 21, 2017 the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends.

The Company expects a dividend to be paid in 2017 subject to board approval and expects that the pay-out will be in line with industry peers and practices. The approved dividend policy reflects the Company’s priorities to continue delivering growth, de-leveraging and returning capital to shareholders.

Alejandro Reynal, Atento’s Chief Executive Officer, commented, “We are pleased with the Board’s decision to adopt a dividend policy for Atento. The approval of this policy, following the recent refinancing of our debt, reflects our Company’s ongoing efforts to enhance capital structure and maximize value to shareholders”.

The declaration and payment of any dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, Atento has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World’s 25 Best Multinational Workplaces by Great Place to Work® for the fourth consecutive year. For more information visit www.atento.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements, including as relates to the timing and payment of any dividends, reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

PRESS RELEASE

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Felipe Joaquim Martins de Souza

+55 11 3779 8053

felipe.souza@atento.com

Media Relations

Maite Cordero

+34 91 740 74 47

media@atento.com